New York	Paris
Northern California	Madrid
Washington DC	Tokyo
São Paulo	Beijing
London	Hong Kong

Davis Polk & Wardwell LLP 2201 China World Office 2 1 Jian Guo Men Wai Avenue Chaoyang District Beijing 100004	美 国 达 维 律 师 事 务 所	86 10 8567 5000 tel
	北京市朝阳区建国门外大街1号	86 10 8567 5123 fax
国贸写字楼2座2201室

May 31, 2018

Re:                      X Financial (CIK No. 0001725033)
Responses to the Staff’s Comments on the Draft Registration Statement on Form F-1
Confidentially Submitted on May 4, 2018

Confidential

Ms. Erin E. Martin

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Ms. Martin:

On behalf of our client, X Financial, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 24, 2018 on the Company’s draft registration statement on Form F-1 confidentially submitted on May 4, 2018 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering. On behalf of the Company, we wish to thank you and other members of the Commission for your prompt response to the Company’s request for comments.

To facilitate your review, we have separately delivered to you today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing a particular comment appears.

In addition to revising the disclosure in response to the Staff’s comments, the Company has also included its unaudited interim condensed financial statements as of and for the three months ended March 31, 2018, as well as certain other information and data to reflect recent developments.

*                                         *                                         *                                         *

General

1.              Considering that you will enhance disclosures in future amendments and provide responses to comments below, we will reevaluate your response to several comments, including comments 6 and 19 and comment 58 in our letter dated February 5, 2018, once those disclosures and responses are provided.

The Company respectfully noted the Staff’s comments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Loan Performance, page 95

2.              We note you discuss throughout your filing, including in your risk factor on page 30, that if you are unable to maintain low delinquency rates for transactions facilitated by you, your business and results of operations may be materially and adversely affected and that historical rates may not be indicative of future results. We also note delinquencies drive defaults of principal and interest and the guarantee provision which increased from RMB 110.2 million in 2016 to RMB 857.8 million in 2017. Please address the following:

•                  Enhance your disclosure to discuss how delinquency rates impact defaults of principal and interest and or the guarantee provision;

In response to the Staff’s comment, the Company has added the referenced disclosure on pages 96 and 97 of the Revised Draft Registration Statement.

•                  Disclose defaults of principal and interest and or the guarantee provision as a percentage of respective loans facilitated for the periods presented and explain related trends; and

The Company respectfully advises the Staff that the Company already disclosed the vintage delinquency rate for our major products Xiaoying Card Loan and Xiaoying Preferred Loan on pages 98 and 99 of the Revised Draft Registration Statement, which the Company believes are sufficient information for investors to understand the default of principal as a percentage of respective loan principal. The Company also respectfully advises the Staff that the vintage delinquency rate generally does not include interest because the impact of default of interest is not material for such calculation.

In response to the Staff’s comment, the Company has added the guarantee provision of major products as a percentage of respective loans facilitated for the periods presented on page 96 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that as the delinquency rates increased from 2016 to 2017, the guarantee provision increased for the loans that the Company continues to record guarantee liabilities.

•                  Enhance your risk factor discussion to also discuss the impact of actual defaults of principal and interest to your business.

In response to the Staff’s comment, the Company has revised the disclosure on page 31 of the Revised Draft Registration Statement.

3.              We note from your disclosure on page 156, that the credit risk level for loans rated A & B, your lower risk ratings, increased from a total of 57% in 2016 to 74.2% in 2017 and the credit risk level for loans rated C & D, your higher risk ratings, decreased from 43% in 2016 to 25.8% in 2017. Tell us and disclose the relationship between your credit risk levels and delinquency, including why the percentage of higher risk loans decreased from 2016 to 2017 but your delinquency rates increased from 2016 to 2017.

The Company respectfully advises the Staff that the Company has already disclosed on pages 164 and 165 of the Revised Draft Registration Statement that it determines the credit risk level of an applicant of Xiaoying Card Loan based on its prediction of the applicant’s likelihood of future delinquency and his/her profile, with risk level A representing the lowest risk, risk level D representing the highest risk. As the Company continues to improve borrowers’ credit quality through policy optimization, the overall credit quality of Xiaoying Card Loan’s borrowers improved in 2017, which is reflected in the higher percentage of loans facilitated to level A&B borrowers. However, the delinquency rates of Xiaoying Card Loan increased from 2016 to 2017 mainly due to reasons disclosed in ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations—Loan Performance—Delinquency Rate by Vintage’’ on page 98 of the Revised Draft Registration Statement, including (i) the amount of loans the Company facilitated increased significantly in 2017 since the launch of Xiaoying Card Loan in December 2016, and (ii) Xiaoying Card Loan is relatively long-term in nature, and therefore would require several months to fully witness the delinquent effect. In other words, none of the Xiaoying Card Loans facilitated in December 2016 were mature at the end of 2016 and the amount of defaulted loans was nil then. Therefore, the Company believes the increase in delinquency rates from 2016 to 2017 is not contradictory to the overall improvement of the credit quality of Xiaoying Card Loan’s borrowers for the same periods and the existing disclosure provides sufficient information for investors to understand the relationship between credit risk levels of Xiaoying Card Loan and delinquency.

Discussion of Key Balance Sheet Items, page 106

4.              You state that guarantee liabilities increased from RMB 100.7 million in 2016 to RMB 545.2 million, primarily due to the increase in your transaction volume. Please disclose how the increase in delinquency rates, change in product mix, credit profile of the underlying borrower and the year-over-year change in the loss emergence period contributed to the increase.

In response to the Staff’s comment, the Company has revised the disclosure on pages 111 and 112 to enhance the discussion on the primary reasons for the increase in guarantee liabilities from December 31, 2016 to December 31, 2017, including the increase in transaction volume, change in product mix and the increase in delinquency rates. The discussion on the increase in delinquency rates and credit profile of the underlying borrowers are already disclosed on pages 96 and 97 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that the year-over-year change in the loss emergence period is not relevant with respect to the increase in guarantee liabilities as the delinquency rate applied in estimating guarantee liabilities is based on estimated full life cycle default and the term of the loan is not more than twelve months for most of the loans.

Liquidity and Capital Resources, page 107

5.              Please enhance your disclosure to address the impact on your liquidity and working capital for all related party transactions in both 2016 and 2017 as disclosed on page F-44.

In response to the Staff’s comment, the Company has revised the disclosure on page 112 of the Revised Draft Registration Statement.

Critical Accounting Policies, Judgments and Estimates

Guarantee liabilities, page 118

6.              Please update your discussion to reflect the terms of your agreement with ZhongAn subsequent to September 2017, including the impact to each loan product and your non-obligatory intentions for future compensation.

In response to the Staff’s comment, the Company has added the discussion on the impact to each loan product and the Company’s non-obligatory intentions for future compensation on pages 118 and 119 and F-18 of the Revised Registration Statement.

Business

Our Partnership with ZhongAn, page 153

7.              We note your disclosure that 95.1% of the loan products you facilitated as of December 31, 2017 were covered by the credit insurance products provided by ZhongAn. We further note your disclosure that the protection offered by ZhongAn’s insurance policy significantly enhances the confidence of your investors and business partners, and if the provision of services by ZhongAn become limited, restricted, or are rendered less effective or more expensive, your business may be materially and adversely affected. Please tell us and disclose the following:

•                  How you monitor the financial condition and credit quality of ZhongAn;

The Company respectfully advises the Staff that ZhongAn was incorporated in the PRC on October 9, 2013 after receiving approval from the China Insurance Regulatory Commission (the “CIRC,” which was reorganized into the China Banking Regulatory Commission in April 2018). Its businesses in property, casualty insurance and other insurance areas are extensively regulated by the CIRC. From time to time, the CIRC carries out comprehensive evaluations and inspections of the internal control and financial and operational compliance of PRC insurance companies in China. PRC insurance companies are required by CIRC to publish annual information disclosure report and quarterly information of solvency ratio. In addition, on September 28, 2017, ZhongAn was listed on the Main Board of the Hong Kong Stock Exchange. Since then, ZhongAn has been subject to various reporting requirements of Hong Kong Stock Exchange, including periodic reports and other announcements with respect to its business performance. Therefore, we are able to monitor ZhongAn’s financial condition and credit quality periodically through the abovementioned public information. In response to the Staff’s comment, the Company has added the referenced disclosure on page 161 of the Revised Draft Registration Statement.

•                  ZhongAn’s credit rating; and

The Company respectfully advises the Staff that according to PRC regulatory standard and as disclosed in the quarterly information of solvency ratio published by ZhongAn, the integrated risk rating of ZhongAn was “A” for the second and third quarter of 2017 and “B” for the first and fourth quarter of 2017.  In response to the Staff’s comment, the Company has added the disclosure on page 161 of the Revised Draft Registration Statement.

•                  ZhongAn’s financial strength, including its ability to pay insured claims, considering the recent changes to your arrangement whereby ZhongAn is now fully liable for credit risk for Xiaoying Preferred loans.

The Company respectfully advises the Staff that ZhongAn’s businesses in property, casualty insurance and other insurance areas are extensively regulated by the CIRC. ZhongAn is required by CIRC regulations to maintain solvency ratios commensurate with its business and risk exposures. As indicated by CIRC regulation, an insurance company in China is non-compliant from the solvency requirement perspective if its solvency ratio is less than 100%. As disclosed in ZhongAn’s 2017 annual report, ZhongAn’s comprehensive solvency ratio was 722% and 1,178% as of December 31, 2016 and 2017, respectively, indicating its strong financial strength. In response to the Staff’s comment, the Company has added the disclosure on page 161 of the Revised Draft Registration Statement.

Credit Insurance, page 153

8.              You state that, in addition to ZhongAn’s insurance protection, Shenzhen Tangren, your consolidated VIE with the financing guarantee license, also provides a guarantee for certain loans you facilitate to protect investors against defaults for both the principal and interest. Please tell us and disclose the specific loan population that Shenzhen Tangren provides a guarantee and the terms of their guarantee.

The Company respectfully advises the Staff that Shenzhen Tangren provides a guarantee for certain loans the Company facilitate, primarily Xiaoying Card Loan (excluding Xiaoying Professional Loan) since September 15, 2017 and Xiaoying Housing Loan since September 2017. In 2017 and for the three months ended March 31, 2018, the total loan amount of loans guaranteed by Shenzhen Tangren was RMB6,243.2 million and RMB6,258.0 million, respectively.

With respect to Xiaoying Card Loan, Shenzhen Tangren acts as borrowers’ guarantor and is jointly liable with borrowers for the repayment of principal and interest accrued based on the original principal amount. When ZhongAn compensates investors in the event of default, Shenzhen Tangren will compensate ZhongAn, with Shenzhen Tangren’s obligation capped at a certain percentage of the principal at loan facilitation as pre-agreed with ZhongAn. Borrowers of Xiaoying Card Loan pay fees to Shenzhen Tangren for such guarantee.

With respect to Xiaoying Housing Loan, Shenzhen Tangren acts as borrowers’ guarantor and is jointly liable with borrowers for the repayment of principal and interest accrued based on the original principal amount. When ZhongAn compensates investors in the event of default, Shenzhen Tangren will compensate ZhongAn and obtain the credit right over the underlying loan. Borrowers of Xiaoying Housing Loan pay fees to Shenzhen Tangren for such guarantee and establish mortgage over the real properties they own as a security for the guarantee services.

In response to the Staff’s comment, the Company has added the referenced disclosure on page 162 of the Revised Draft Registration Statement.

Risk Management

Credit Scoring and Pricing, page 156

9.              Tell us and disclose how your credit risk levels for Xiaoying Card loans correlate to the likelihood of default.

The Company respectfully advises the Staff that the Company already disclosed on page 165 of the Revised Draft Registration Statement that it determines the credit risk level of an applicant of Xiaoying Card Loan based on its prediction of the applicant’s likelihood of future delinquency and his/her profile, with risk level A representing the lowest risk, risk level D representing the highest risk. Please refer to the Company’s responses to Comment 3 above with respect to the relationship between the credit risk levels and delinquency. The Company has already made a cross-reference of the information of delinquency rates of Xiaoying Card Loan in ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations—Loan Performance—Delinquency Rate by Vintage’’ on page 165 of the Revised Draft Registration Statement. Therefore, the Company believes the existing disclosure provides sufficient information for investors to understand how the credit risk levels for Xiaoying Card loan correlate to the likelihood of default.

Management, page 179

10.       We note that you have identified three independent directors who will become directors upon effectiveness of this registration statement. Please file consents for Messrs. Rong, Xue and Zhang or advise. Refer to Rule 438 of Regulation C for further guidance.

The Company respectfully advises the Staff that it will file the consents of Messrs. Rong, Xue and Zhang, respectively, together with other outstanding exhibits to the registration statement in due course. In response to the Staff’s comment, the Company has revised the disclosure on page 187 and II-6 of the Revised Draft Registration Statement.

Notes to the consolidated financial statements for the years ended December 31, 2016 and 2017

Note 2. Summary of Significant Accounting Policies

Consolidated Trusts, page F-12

11.       Please disaggregate Loans at fair value by product consistent with your guarantee liabilities rollfoward.

The Company respectfully advises the Staff that the disaggregation of the loans at fair value are disclosed in F-40.

Revenue Recognition, page F-16

12.       We note your response to comment 18. Please tell us and disclose the following:

•                  On page F-16, you state that you charge a portion of service fees upfront for certain products which are deducted from the loan proceeds at loan origination, and the remaining fees are collected on a monthly basis. In your Direct and Intermediary Model discussions you state service fees are collected on a monthly basis in equal payments for most products and for certain selected products, the upfront fee is deducted from loan proceeds at origination and the remaining consideration is collected in equal payments on a monthly basis. Please reconcile these statements, clarifying for each product, when each service fee is due and collected;

The Company respectfully advises the Staff that for certain loan products, including Xiaoying Card Loan, Internet Channel, Xiaoying Housing Loan and Other loan products, upfront fees are deducted from the loan proceeds at the loan origination, and the remaining fees are collected on a monthly basis. For Xiaoying Preferred Loan, the service fees are collected on a monthly basis in equal payments without any charge of upfront fees. For all the loans, monthly service fees are due with the repayment of monthly instalments and are collected from the borrowers’ accounts together with the monthly instalment of loan principal and interest.

In response to the Staff’s comment, the Company has revised the disclosures on page F-17 and F-20.

•                  Enhance your disclosure to disaggregate upfront fees collected by product. Consider disclosing in a table format; and

In response to the Staff’s comment, the Company revised its disclosures on page F-17.

•                  Update your disclosure, including the Direct Model and Intermediary Model, to discuss the impact of the amended agreement with ZhongAn in September 2017 on your guarantee fees, by product, as applicable.

The Company respectfully advises the Staff that the amended agreement with ZhongAn in September 2017 has the following impact on guarantee fees:

For most of the Xiaoying Card Loan newly facilitated since September 2017, borrowers are required to enter into a guarantee agreement and an insurance agreement with the Group and ZhongAn, respectively, to pay the guarantee fee and insurance fee to the respective party at a pre-agreed rate. Upon borrower’s default, ZhongAn reimburses the full loan principal and interest to the investor first, and has the right to recourse to both the borrower and the Group, but the Group’s obligation at any time is limited to the total amount of guarantee service fees contractually required to be collected from the borrowers for such loans facilitated during the current period on an aggregated basis, and not to exceed a certain percentage of the total principal of the loans facilitated during the current period as preagreed with ZhongAn (the “Cap”). The Group evaluated the guarantee arrangement pursuant to ASC Topic 815, and concluded that the arrangement meets the definition of a derivative and that it is not eligible for the guarantee scope exception. Therefore, the guarantee is recognized as a derivative liability at fair value and is not accounted for pursuant to ASC 460 or 450. The guarantee fees charged by the Group under the separate guarantee agreement with the borrower was included in the total transaction price, which is allocated first to the fair value of the financial guarantee derivative with the remaining consideration being allocated to the loan facilitation and post-origination services based on their relative standalone selling prices.. Substantially all the Xiaoying Card Loans facilitated since September 2017 are facilitated under the Direct Model.

For Xiaoying Preferred Loan newly facilitated since September 2017, the borrowers are required to enter into an insurance agreement with ZhongAn only at a rate set by ZhongAn. Upon borrower’s default, ZhongAn reimburses the full loan principal and interest to the investor. The Group collects the defaulted amount from borrowers on behalf of ZhongAn but has no obligation and it is no longer the Group’s intention to compensate ZhongAn for the defaulted loan principal and interest not been subsequently collected in the future. ZhongAn is fully liable for the borrower’s credit risk. Therefore for Xiaoying Preferred Loan newly facilitated since September 2017, the Group provides loan facilitation and post-origination services but no longer provides guarantee service. The Group does not record guarantee liability associated with Xiaoying Preferred Loans or related account receivable from guarantee services.Under the Direct Model, the total transaction price is directly allocated to the facilitation service and post-origination service. Under the Intermediary — non-trust model, upon transfer of the loan to third party investors, the Group recognize (1) the proceeds received from the investors and accounts receivable and (2) the carrying value of the loan as a gain of sale, which effectively represents the service fees earned from facilitation of the loans under Intermediary Model, as the “Loan facilitation service — Intermediary Model” in the consolidated statements of comprehensive income (loss).

In response to the Staff’s comment, the Company has updated disclosure on page F-18 of the Revised Registration Statement.

13.       Please provide us with copies, in English, of all agreements between you and the borrower, you and the investor and the borrower and investor.

The Company confirms that it will provide the Staff with copies of the following requested agreements in paper form pursuant to Rule 418 under the Securities Act of 1933, as amended, promptly following the submission of this letter and the Revised Draft Registration Statement:

(i)                                     the English translation of form of the agreements for Xiaoying Card Loan prior to September 15, 2017 when the Company revised cooperation arrangement with ZhongAn, including (a) Consulting Service Agreement between the Company and the borrower and (b) Loan Contract between the borrower and the investor;

(ii)                                  the English translation of form of the agreements for Xiaoying Card Loan since September 15, 2017 when the Company revised cooperation arrangement with ZhongAn, including (a) Consulting Service Agreement between the Company and the borrower, (b) Loan Contract between the borrower and the investor and (c) Entrusted Guarantee Contract between the borrower and Shenzhen Tangren;

(iii)                               the English translation of form of the agreements for Xiaoying Preferred Loan, including (a) Consulting Service Agreement between the Company and the borrower and (b) Loan Contract between the borrower and the investor;

(iv)                              the English translation of form of the agreements for Xiaoying Housing Loan, including (a) Consulting Service Agreement between the Company and the borrower, (b) Loan Contract between the borrower and the investor, (c)Entrusted Guarantee Contract between the borrower and Shenzhen Tangren, (d) Guarantee Contract between the investor and Shenzhen Tangren, and (e) Counter-Guarantee Mortgage Contract between the borrower and Shenzhen Tangren;

(v)                                 the English translation of form of Service Agreement between the Company and the investor; and

(vi)                              the English translation of form of the agreement between the intermediary and the investor under the Intermediary Model.

The Company respectfully advises the Staff that the terms of agreements set forth in items (i), (ii), (iii), (iv) and (v) above apply to the Direct Model and the Intermediary Model, while under the Intermediary Model, the intermediary will enter into the agreement with the investor for the subsequent sale of the loans as set forth in item (vi) above. The Company further respectfully advises the Staff that, in addition to the major loan products mentioned in items (i), (ii), (iii) and (iv) above, the Company also facilitates other loan products which are primarily credit loan products and the terms of the service agreement between the borrower and the Company and the terms of the loan agreement between the borrower and the investor are substantially the same as the terms of the form agreements for Xiaoying Card Loan prior to September 15, 2017 as set forth in item (i) above.

14.       Please disclose the impact to your Xiaoying Preferred Loan guarantee fees as a result of your revised arrangement with ZhongAn subsequent to September 2017.

The Company respectfully advises the Staff that the impact has been elaborated further in F-18.

15.       You state in September 2017 you revised your arrangement with ZhongAn related to Xiaoying Card Loans and your obligation at any time is capped at a certain percentage of the original principal as pre-agreed with ZhongAn, no more than the contractual guarantee fee charged to borrowers across the entire portfolio. Please address the following:

•                  Tell us and disclose the contractual terms of your revised arrangement, including for example, the amount of the cap and if it will be renegotiated annually;

For most of the Xiaoying Card Loans newly facilitated since September 2017, borrowers are required to enter into a guarantee agreement and an insurance agreement with the Group and ZhongAn, respectively, to pay the guarantee fee and insurance fee to the respective party at a pre-agreed rate.  As part of the arrangement, the Company also entered into a framework agreement with ZhongAn. The  guarantee agreement with the borrower specifies the scope of the guarantee, guarantee fee amount and each party’s responsibilities. It stipulates that the guarantee fees must be paid by the borrower on a monthly basis. The agreement with the borrower also stipulates that once ZhongAn compensates investors upon the default of the borrower, ZhongAn has the right to recourse to either the Company or the borrower for the losses; and that once the Company compensates ZhongAn, the Company has the right to recourse from the borrowers. In the Company’s framework agreement with ZhongAn, the guarantee amount payable from the Company to ZhongAn should be no more than the contractual guarantee fee charged to borrowers by the Company for all such loans facilitated during the period, and is subject to a pre-determined percentage of the total principal of the loans facilitated during the period (the “Cap”). This Cap will be negotiated prospectively at each quarter between the two parties based on the expected default rate. The Cap was maintained at 3.8% of the loan principal for loans facilitated from September 2017 to December 2017.The Cap applied to the loans facilitated in the first quarter of 2018 was renegotiated to 8.6% in light of the increased default rate.

The Company has added disclosure in F-18.

•                  Tell us and disclose how ZhongAn ultimately bears substantially all credit risk if you are exposed to a certain percentage of the guarantee obligation and retain the default risk in relation to the guarantee fee; and

The Company respectfully advises the Staff that the Company collects guarantee fees from the borrowers on a monthly basis and reimburses ZhongAn for losses up to the Cap which is no more than the fees to be collected. Historically, the actual loan default rate was much higher than the Cap. The default rate for Xiaoying Card Loan was 10.19% for year 2017, while the guarantee fees payable to ZhongAn on a pool basis was only 3.8% for the period from September to December 2017 Thus the actual loss in excess of the Cap will be absorbed by ZhongAn. It is ZhongAn who ultimately bears substantially all the credit risk. . The Company’s exposure in this arrangement is limited to the default and prepayment risk in relation to the guarantee fee when the Company cannot collect the guarantee fee under the agreement with the borrower but is still obligated to compensate ZhongAn up to the pre-agreed cap.  In addition, given that the capped guarantee amount payable to ZhongAn (at 3.8% of loan principal during 2017 at a loan pool basis) cannot be more than the contractual guarantee fee charged to borrowers by the Company, the default and prepayment risk retained by the Company would not be considered significant compared to the overall credit risk retained by ZhongAn.

The Company has revised its disclosures in F-18.

•                  Tell us and disclose how the time lag between the collection of guarantee fee and compensation to ZhongAn results in exposure to you, how this is considered in the contractual guarantee obligation determination at inception, and how this is different from your prior agreement.

The Company respectfully advises the Staff that the Company collects guarantee fees on a monthly basis from the borrower. However the Company is obligated to compensate ZhongAn for the default principal and interest up to the pre-agreed capped percentage of the loan on a pool basis as soon as the default occurs. Hence, there could be a time lag between the pre-determined capped amount is paid to ZhongAn upon the borrower’s default and when the guarantee fees are collected. The Company needs to fund the temporary shortage on its own should the guarantee fees collected from the borrowers up to date are not sufficient to cover the compensation amount to ZhongAn, therefore may incur costs in relation to the funding.

For the loans facilitated during September to December 2017, the Company has evaluated the cost in relation to with the potential need of funding in determining the contractual guarantee obligation and determined the temporary shortage is not likely to occur. Substantially all of the value of the derivative liability relates to collection risk.

In the prior arrangement with ZhongAn, although there were no contractual obligation to pay ZhongAn on the loan loss, the Company at its own discretion compensated ZhongAn for substantially all the defaulted loan principal and interest that have not been subsequently collected. Therefore, the guarantee liability was based on the total estimated default principal and interest less estimated recovery, plus a markup margin. As a result, the guarantee liability recorded at loan inception was much higher than the derivative liability.

The Company revised the disclosure on page 118 and F-18.

Guarantee liabilities, page F-24

16.       We note you revised your guarantee liabilities policy to state that prior to September 2017, under the arrangement with ZhongAn, in order to maintain a stable business relationship, you compensated ZhongAn for actual losses incurred based on defaulted principal and interest, although not contractually obligated. Please address the following:

•                  Tell us why if the compensation to ZhongAn was not contractually obligated prior to September 2017 this was not reflected in the guarantee liability policy in the original registration statement; and

•                  Tell us how a non-contractual guarantee obligation is within the scope of ASC 460.

In the response to Comment 55 in the Staff’s comment letter dated February 28, 2018, it was stated that the Company has a separate agreement with ZhongAn according to which the Company has a contractual obligation to bear full credit risk for all the loans insured by ZhongAn. The separate agreement was referring to a strategy cooperation agreement, and the related oral and written communications (“Communications”) regarding the guarantee arrangement (altogether, the “Arrangement”) that was reviewed and agreed by both the Company and ZhongAn. As part of the overall business arrangement with ZhongAn, the Company entered into a strategic cooperation agreement with ZhongAn in April 2016 pursuant to which ZhongAn provided insurance to the investors for the loans facilitated by the Company and according to the contractual obligation of the insurance agreement, ZhongAn paid the loan principal and interest due to the investor upon a borrower’s default. Pursuant to the terms of the  Communications, the Company and ZhongAn established a mutual understanding on how the compensation amount was calculated and settled and based on the agreed terms, substantially all of the credit risk for all the loans insured by ZhongAn was born by the Company and as such the Communications represent in substance a guarantee.

In March 2018, the Company received a communication from ZhongAn, stating that in their view the Communications did not constitute a contractual obligation under PRC Law as it was not executed.  Having been notified of this position, the Company confirmed with its external legal counsel that in PRC legal terms, given that the counterparty to the Communications, and benefactor of the guarantee established therein did not consider the Communications technically be a contract under PRC law the Company concluded that it should revise its disclosure to reflect this position. Despite this notification by ZhongAn, which may impact the legal characterization of the Communications, the Company believes that the combination of the strategic cooperation agreement, the Communications, the intent of the parties and adherence to the terms of the Arrangement indicates that a constructive obligation is firmly established whereby the Company has provided an in substance guarantee to ZhongAn to bear credit risk for the loans. Therefore, irrespective of the recent technical legal characterization of the Communications, the Company respectfully submits that the accounting for the Arrangement, as a guarantee, continues to be appropriate..

To elaborate, the Company consistently compensated ZhongAn for the actual losses associated with the defaulted principal and interest during the historical period pursuant to the Arrangement. The insurance fees charged by ZhongAn were small as compared to the actual default rates, and was fixed and did not vary by product type or risk exposure. In substance the Arrangement was a form of reinsurance by ZhongAn of the credit risk of X Financial. Regardless of any legal determination, it is clear that had the Company not lived up to its commitments under the Arrangement, the business relationship with ZhongAn would have ceased, which would have had a material adverse effect on the Company. As stated in the aforementioned response letter, maintaining the business relationship with ZhongAn is vital to the Company in several ways. First, as a Hong Kong listed entity, ZhongAn has built a strong reputation in the online finance industry in the PRC which has helped enhance investors’ confidence in extending loans to borrowers on the Company’s platform, resulting in higher outstanding investment balance per investor and lower customer acquisition costs. Second, the Company’s risk management system is also strengthened by ZhongAn’s rigorous risk control of insurance decision opinion. ZhongAn’s credit assessment model is based on the information from various databases, including PBOC CRC which is only available to licensed financial institutions. As noted, the Arrangement specified all significant terms of the guarantee transactions, and the totality of the business arrangement with ZhongAn made the Company economically compelled to perform under the terms of the Arrangement.

Despite the revelation that the Arrangement may not characterized as a contract in the PRC, due to the above reasons, the Company believes that they had, and continue to have, a constructive obligation to ZhongAn that is a commitment that meets the definition of a guarantee. This type of constructive obligation is defined in Concept Statement 6, paragraph 40, and is also analogous to an implied post contract customer support (PCS) arrangement described in ASC 985-605-25-66, whereby an obligation is recorded when a company has a practice of providing PCS even in the absence of a written contractual obligation. This concept also is present in ASC 715-60, under which postretirement benefits are accrued on the basis of established practice and expectation despite the absence of a formal plan. Considering the nature and business intent of the Arrangement, the Company believes that it has an explicit commitment to compensate ZhongAn for the defaulted loan principle and interest not subsequently collected that is in substance a guarantee and as such has deemed ASC 460 to be the best way to account for the constructive obligation established by the Arrangement in the consolidated financial statements. Alternatively, if the guarantee established by the Arrangement were not recorded in accordance with ASC 460, it would neither be a derivative under ASC 815, nor would it be a contingent liability under ASC 450 due to the potential lack of legal enforceability as Arrangement is not deemed a legal contract. The accounting would then fail to recognize the Company’s exposure to defaults under the Arrangement and the Company would allocate the guarantee fee to other elements of revenue and record expenses upon cash payments to ZhongAn. The Company believes accounting for its obligations under the Arrangement in this manner would not be consistent with the economic substance of the Arrangement and that the Company’s current accounting is appropriate.

17.       You state that at inception of each loan, you recognize the guarantee liability at fair value in accordance with ASC 460 and that the guarantee liability at loan inception is based on your expected payouts based on delinquency and collection rates, considering historical losses and incorporating a markup margin. Subsequent to the loan’s inception, the guarantee liability is measured using a combination of ASC 460 and ASC 450. Please address the following:

•                  Tell us and disclose how your guarantee liability at inception considers the guidance in ASC 460-10-25-2 and ASC 460-10-30-3 that requires both the contingent and non-contingent aspect be considered in the guarantee liability at inception; and

The Company respectfully advises the Staff that the Company considers both contingent and non-contingent aspect according to historical loss experiences, adjusted for current conditions.

The guarantee liability is recorded at fair value at loan inception which incorporates the expectation of potential future payments under the guarantee. In accordance with ASC 460-10-25-2 and ASC 460-10-30-3, the non-contingent and contingent aspect of the financial guarantee must both be considered at initial measurement. The liability recorded based on ASC Topic 460 is determined on a loan by loan basis and is reduced as the Group is released from the underlying risk, i.e., as the loan is repaid by the borrower or when the investor is compensated in the event of a default. This component is a stand ready obligation which is not subject to the probable threshold used to record a contingent obligation. The other component is a contingent liability determined based on probable loss considering the actual historical performance and current conditions, representing the obligation to make future payouts under the guarantee liability in excess of the stand-ready liability, measured using the guidance in ASC Topic 450, Contingencies. The ASC Topic 450 contingent component is determined on a collective basis and loans with similar risk characteristics are pooled into cohorts for purposes of measuring incurred losses.

In response to the Staff’s comment, the Company enhanced the disclosure in the guarantee liability accounting policy on pages 118 and F-25 of the Revised Registration Statement.

•                  Tell us how your guarantee liability at inception factors in your significantly increasing payouts, delinquency and collection rates and historical losses from 2016 to 2017.

The Company respectfully advises the Staff that the major inputs in estimating the guarantee liability under ASC 460 for all newly facilitated loans at inception included estimated net default rate, which is updated based on the actual historical losses. The historical losses are the net result of payouts for defaults and subsequent collections.

The delinquency rate by vintage discussed in the MD&A section is defined as (i) the total amount of principal for all loans in vintage that becomes delinquent, less (ii) the total amount of recovered past due principal for all loans in the same vintage, and divided by (iii) the total amount of initial principal for all loans in such vintage, whereas the net default rate applied in estimating the guarantee liability provision uses the estimated defaulted amount during the whole life cycle of the loans divided by the total amount of loans facilitated during a specified period. Therefore, the two sets of rates are not directly comparable. To avoid confusion, the Company has renamed the rate applied in estimating the guarantee liability from delinquency rate to default rate.

As illustrated in the table below, the net payout rates, although increased from 2016 to 2017, were still less than the estimated net default rates at each balance sheet day.

As of year ended 2016	Net payout rate for loan in current period	Estimated net default rate

Xiaoying Card Loan	0.00%	9.1%
Xiaoying Preferred Loan	0.28%	1.7%
Internet Channel	0.01%	0.1%
Xiaoying Housing Loan	0.00%	0.1%
Other products	0.05%	0.6%

As of year ended 2017	Net payout rate for loan in current period	Estimated net default rate

Xiaoying Card Loan	4.63%	9.29%
Xiaoying Preferred Loan	1.25%	3.33%
Internet Channel	0.39%	0.53%
Xiaoying Housing Loan	0.01%	0.56%
Other products	1.45%	1.89%

18.       We note your response to comment 26 and that up to December 31, 2017, actual payout and collection rates have never exceeded original estimates, as such, increased premiums charged to borrowers were not impacted. Please explain how the additional contingent liability of RMB 182,578,676 recognized in 2017 was considered in the original estimate. Also, please make sure to discuss the increase in the provision for contingent guarantee liabilities in MD&A where applicable.

The Company respectfully advises the Staff that the Company periodically monitors the future cash flows associated with future loan delinquencies and if there is an indicator that the future estimated loan loss is greater than the initial estimation, an additional contingent liability will be recorded under ASC Topic 450. The additional contingent liability of RMB 182M recognized in the fourth quarter of 2017 was primarily in relation to Xiaoying Card Loans and was attributable to the increase in estimated defaults triggered by events not considered in the original estimate. In December 2017 there was a significant change in the regulatory environment with the release of Circular 141 (Notice on Rectification of Cash Loan Business) and Circular 57 (Special Rectification and Inspection of Risk of Online Lending Intermediaries).  The tightening of industry regulations has resulted in an unexpected short-term volatility of borrower credit performance across the industry, especially on products with shorter term and small loan balance such as Xiaoying Card Loans.  The Company has observed higher delinquency or default rate for Xiaoying Card Loans since the release of the new regulations through January and February 2018.  The Company has updated estimated net default rate as of December 31, 2017 to incorporate the changes, resulting in a recognition of contingent liability of RMB 182M.

Further in the three months ended March 31, 2018, the Company recorded an additional contingent liability of RMB 99.2M primarily because the loan performance of Xiaoying Preferred Loan was adversely affected by overall regulatory conditions in the PRC. During the three months ended March 31, 2018, the PRC government authorities issued a series of banking policies to control the leverage ratio, which adversely affected the liquidity of capital in the market. Under such circumstance, some self-employed business owners, who were borrowers of Xiaoying Preferred Loans, were not able to obtain enough working capital to maintain business operation or investment, and consequently, affected their financial condition and repayment capability, which adversely affected the Company’s loan performance.

The Company has revised disclosure in page 103, 107 and F-45 of the Revised Registration Statement.

Financial Guarantee Derivative, page F-25

19.       We note that starting in September 2017, for newly facilitated Xiaoying Card Loans, your exposure to borrowers’ credit risk is capped at a certain percentage of the loan principal at origination agreed to with ZhongAn and that your exposure will not be more than the contractual guarantee fee charged to the borrower across the entire portfolio. We also note that as a result of this change, you now account for the financial guarantee as a credit derivative under ASC 815 because the scope exemption in ASC 815-10-15-58 is not met. Please tell us and disclose the following:

•                  How the terms of the financial guarantee contract between you and Xiaoying Card Loan borrowers changed from your previous agreement, including how the capped percentage as pre-agreed with ZhongAn is reflected in the new guarantee agreement;

Please refer to response to the first bullet in comment #15 for the description of the terms of the guarantee agreement between the Company and the borrower. The Company has revised disclosure on page F-18.

•                  How the new guarantee agreement did not meet the scope exception in ASC 815-10-15-58;

The Company respectfully advises the Staff that the new guarantee agreement did not meet all the conditions under ASC 815-10-15-58 to qualify for scope exception.

ASC 815-10-15-58 Financial guarantee contracts are not subject to this Subtopic only if they meet all of the following conditions:

a.                                      They provide for payments to be made solely to reimburse the guaranteed party for failure of the debtor to satisfy its required payment obligations under a non-derivative contract, either:

1.                                      At pre-specified payment dates

2.                                      At accelerated payment dates as a result of either the occurrence of an event of default (as defined in the financial obligation covered by the guarantee contract) or notice of acceleration being made to the debtor by the creditor.

b.                                      Payment under the financial guarantee contract is made only if the debtor’s obligation to make payments as a result of conditions as described in (a) is past due.

c.                                       The guaranteed party is, as a precondition in the contract (or in the back-to-back arrangement, if applicable) for receiving payment of any claim under the guarantee, exposed to the risk of nonpayment both at inception of the financial guarantee contract and throughout its term either through direct legal ownership of the guaranteed obligation or through a back-to-back arrangement with another party that is required by the back-to-back arrangement to maintain direct ownership of the guaranteed obligation.

In contrast, financial guarantee contracts are subject to this Subtopic if they do not meet all three criteria, for example, if they provide for payments to be made in response to changes in another underlying such as a decrease in a specified debtor’s creditworthiness. [emphasis added]

The Company’s payment under the guarantee arrangement is determined based on the contractual guarantee service fees vs actual fees received, and subject to a preagreed Cap.  If loans are prepaid or prepaid quicker than expected, the Company is exposed to greater loss under the guarantee than expected. The guarantee exposes the Company to both credit and prepayment risk. In other words, payments under the guarantee will be made in response to changes in another underlying in addition to credit risk.  As such, the Company concluded that the new ZhongAn arrangement does not meet the scope exception.

•                  How the introduction of capped guarantee exposure of expected payouts resulted in the determination that the exposure should be accounted for as a credit derivative;

The Company respectfully advises the Staff that they have used ASC 815-10-15-83 to conclude that the capped guarantee exposure meets the definition of a credit derivative due to the following consideration points:

•                  The new arrangement with ZhongAn has an underlying (i.e. the default by the borrowers), a notional amount (i.e. the loan amount), and a payment provision (unpaid principal and interest at default up to a capped exposure amount) if the default occurs.

•                  There is no initial net investment involved.

•                  The contract requires net settlement through payment of the guarantee fee to ZhongAn up to a capped exposure amount against the received insurance fees from the borrower upon the event of their default.

Hence this meets the definition of a credit derivative under ASC Topic 815.

•                  The contractual terms that impact the valuation, including the amount of the cap and if it will be renegotiated annually; and

Please refer to response to the first bullet in comment #15 for the description of the contractual terms. The Company has revised disclosure on page F-18.

•                  The related outstanding loan balance, remaining weighted average contractual loan term and delinquency rate for the period presented. Refer to ASC 815-10-50.

The Company respectfully advises the Staff that the disclosure has been added to page F-45.

Accounts receivable and contact assets and allowance for uncollectible accounts receivable and contract assets, page F-26

20.       Please disaggregate accounts receivable from facilitation services and guarantee services and contracts from facilitation services by product.

In response to the Staff’s comment, the Company has disaggregated the following receivable from facilitation services and guarantee services and contracts from facilitation services by product in F-29.

21.       You state contract assets represent your right to consideration in exchange for facilitation services that the Company has transferred to the customer before payment is due. Clarify, for each product, the change in time frame for a right to consideration to become unconditional (that is, for a contract asset to be reclassified to a receivable). Refer to ASC 606-10-50-10(d).

The Company respectfully advises the Staff that contract assets are recorded for only one type of product i.e. Xiaoying Card Loans newly facilitated from September 2017 under the new ZhongAn arrangement.

The Company respectfully advises the Staff that there were no instance when a contract asset is reclassified to a receivable given that the right to invoice and the payment due date is the same date and hence no accounts receivable would be recorded. Disclosure has been added to page F-29.

Loan Receivable from Xiaoying Housing Loans, page F-28

22.       We note that the Xiaoying Housing loans outstanding balance - including the principal, interest, fees, and penalties - increased from RMB 23.4 million at December 31, 2016 to RMB 219.5 million at December 31, 2107. Please enhance your disclosure to discuss how these loans were previously recognized in your financial statements and how the related defaults are reflected in your guarantee liabilities rollforward.

In response to the Staff’s comment, the Company has revised its disclosure in page F-30.

Note 8. Guarantee Liabilities, page F-42

23.       We note your response to comment 30. Please tell us and disclose the following:

•                  The related outstanding loan balance by product, remaining weighted average contractual loan term, and delinquency rates for the periods presented to provide investors with insight into the current status of the performance risk. Refer to ASC 460-10-50-4;

In response to the Staff’s comment, the Company revised the disclosure on page F-45.

•                  Disaggregate net payouts during the year between those related to loans originated in the current year and those originated in the prior year;

The Company respectfully advises the Staff that the net payout details are added in F-44 and F-45.

•                  Enhance your guarantee liabilities policy disclosure to clarify how collateral is considered in your guarantee liability recognized at inception;

The Company respectfully advises the Staff that in estimating the collection rate, the Company considers the proceeds from liquidation of underlying collateral that would be expected to cover the payouts under the guarantee. In response to the Staff’s comment, the Company revised the disclosure on page F-30.

•                  Enhance your disclosure to explain the factors driving the incremental contingent liability of RMB 109,086,588 for Xiaoying Card loans recognized in the fourth quarter of 2017, including the underlying vintages to which it relates; and

In response to the Staff’s comment, the Company revised the disclosure on page F-45.

•                  Discuss the factors that drove the decrease in the total provision for Xiaoying Card loans as a percentage of total related loans facilitated from 29.7% in 2016 to 4.9% in 2017.

The Company respectfully advises the Staff that in the year 2016, the guarantee liability provided for Xiaoying Card Loan was mainly for the Simple Credit Check Card Loan, which is a different product from normal Xiaoying Card Loan that has exhibited much higher delinquency rate than that of the normal Xiaoying Card Loan. Simple Credit Check Card Loan was introduced by the Company to essentially test the waters in the market and was offered for a temporary period of time. Given it caters for borrowers that have higher risk than regular borrowers under Xiaoying Card Loans, these loans have a different risk control strategy. The Simple Credit Check Card Loan was ceased by the end of 2016. To avoid misleading, the Company reclassified the Simple Credit Check Card Loan from “Xiaoying Card Loans” to “Other products” and revised the disclosure on page F-45. After the reclassification, the revised provision for Xiaoying Card Loans as a percentage of related loans in 2016 was 9.1%.

In addition, the Company no longer carries substantive credit risk for Xiaoying Card Loans offered from September 2017 under the new cooperation arrangement with ZhongAn, therefore no guarantee liability was provided for Xiaoying Card Loan newly facilitated from September 2017. The 4.9% was the total provision as a percentage of total Xiaoying Card Loans facilitated in 2017. When compared to the Xiaoying Card Loan facilitated in 2017 before the new arrangement, the result was 10.9%.

*                                         *                                         *                                         *

If you have any questions regarding this submission, please contact me at +86-10-8567-5005 (li.he@davispolk.com) and/or James C. Lin at +852-2533-3368 (james.lin@davispolk.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:                                Mr. Yue (Justin) Tang, Chief Executive Officer

Mr. Jie (Kevin) Zhang, Chief Financial Officer

X Financial

Mr. Weiheng Chen, Esq.

Ms. Dan Ouyang, Esq.

Mr. Steven V. Bernard, Esq.

Wilson Sonsini Goodrich & Rosati

Deloitte Touche Tohmastu Certified Public Accountants LLP